14:40 36%


ZERO CARBON
WeFunder CAMPAIGN LAUNCH PARTY
FASTCOMPANY
THE WORLD'S
MOST INNOVATIVE
COMPANIES 2018
AS SEEN ON
CNN

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exzerocarbon ZERO CARBON LAUNCH PARTY IS VERY SUCCESSFUL! 🚀🔥🔥
Watch the video in our youtube channel EXVN.

EX Zero Carbon is currently profitable and running on zero debt, a solid foundation for a clean technology startup. The funding raised from the party and crowdfunding platform would be used for business growth, improving partnerships, accommodating lab tests, and enhancing distributions of the reactors.

And now it's time for you to become a part of us to expand the commercialization of Zero Carbon, a patented technology that converts waste to energy right onsite.

Click on the link below to find out how we can collaborate together to create a sustainable future with our X5 machine!
📍Check the link on our Bio

#zerocarbon #zeroemmision #crowdfunding #wefunder

ex.zerocarbon Disclaimer:
We are 'testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the [...]

May 11

ZERO